UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 31, 2009

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SW1E 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐        No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated July 31, 2009 of Global Ship Lease, Inc. (the “Company”) reporting that the Company has entered into an agreement to further extend the waiver period with respect to its $800 million credit facility. The agreement is attached hereto as Exhibit II.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: July 31, 2009	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

EXHIBIT I

Investor and Media Contact: Michael Cimini

The IGB Group

212-477-8261

Global Ship Lease Provides Further Update on $800 Million Credit Facility

LONDON, July 31, 2009 – Global Ship Lease, Inc. (NYSE: GSL, GSL.U GSL.WS), a containership charter owner, announced today that the Company has agreed with its lenders to extend its waiver for loan-to-value tests until August 31, 2009 pending conclusion of an amendment to the credit facility as a result of declines in charter free market values of containerships. The Company was initially required to submit vessel valuations on April 30, 2009 and previously received a waiver from loan-to-value tests until July 31, 2009. In connection with the agreement, Global Ship Lease will not pay dividends to common shareholders through August 31, 2009 and intends to review its dividend policy at the end of the waiver period. The facility will bear an interest margin of 2.75% through August 31, 2009.

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “We continue to diligently work with our bank group to finalize an amendment to our $800 million credit facility and are in the latter stages of the process. During a challenging time for the industry, all of our vessels remain secured on long-term contracts with charterhire up to date.”

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed-rate charters to world class container liner companies.

Global Ship Lease currently owns 16 vessels and has contracted to purchase an additional three vessels. The Company has a contract in place to acquire by September 30, 2009 an additional vessel for $82 million from CMA CGM, contingent on financing. The Company also has contracts in place to purchase two newbuildings from German interests for approximately $77 million each which are scheduled to be delivered in the fourth quarter of 2010.

Once all of the contracted vessels have been delivered by the end of 2010, Global Ship Lease will have a 19 vessel fleet with total capacity of 74,797 TEU and a weighted average age at that time of 6.1 years and an average remaining charter term of approximately eight years. All of the vessels including those contracted for future delivery are fixed on long-term charters.

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

– future operating or financial results;

– expectations regarding the strength of the future growth of the shipping industry, including the rate of annual demand and supply growth in the international containership industry;

– future payments of dividends and the availability of cash for payment of dividends;

– Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments;

– future acquisitions, business strategy and expected capital spending;

– operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

– general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

– Global Ship Lease’s ability to meet financial covenants, repay its credit facility and grow using any available funds under its credit facility;

– assumptions regarding interest rates and inflation;

– change in the rate of growth of global and various regional economies;

– risks incidental to vessel operation, including discharge of pollutants and vessel collisions;

– Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

– estimated future capital expenditures needed to preserve its capital base;

– Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

– Global Ship Lease’s ability to enter into long-term, fixed-rate charters;

– the continued performance of existing long-term, fixed-rate charters;

– Global Ship Lease’s ability to capitalize on its management team’s and board of directors’ relationships and reputations in the containership industry to its advantage;

– changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities; —expectations about the availability of insurance on commercially reasonable terms;

– unanticipated changes in laws and regulations; and

– potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

EXHIBIT II

From:	Fortis Bank (Nederland) N.V.

Fortis Syndicated Loans Agency

Coolsingel 93

3012 AE Rotterdam

The Netherlands

(in this capacity the Facility Agent for and on behalf of the Lenders)

To:	Global Ship Lease, Inc.

Trust Company Complex,

Ajeltake Road

Ajeltake Island, Majuro

Marshall Islands

MH 96960

(as Representative Borrower for itself and each of the Borrowers identified as such in Addendum No.2 (as defined below, the Borrowers))

30 July 2009

Dear Sirs

USD800,000,000 Revolving Credit Agreement dated 10 December 2007 as amended by Addendum No.1 dated 10 December 2007 and Addendum No.2 dated 10 February 2009 (Addendum No.2) (the Credit Agreement)

1.	Introduction

1.1	We refer to:

(a)	the Credit Agreement entered into between the Representative Borrower and the other Borrowers (identified as such in Addendum No.2), Fortis Bank (Nederland) N.V., Citigroup Global Markets Limited, HSH Nordbank AG, DnB NOR Bank ASA and Sumitomo Mitsui Banking Corporation, Brussels Branch (as Mandated Lead Arrangers), the Lenders (identified as such in Addendum No.2) and us (as Facility Agent);

(b)	the Facility Agent’s waiver letter dated 29 April 2009 to the Representative Borrower pursuant to which the Majority Lenders consented to the request of the Representative Borrower to have a standstill period during which the obligation in respect of the provision of Valuations pursuant to clause 18.2(d) of the Credit Agreement and the testing of the Leverage Ratio pursuant to clause 16.15(c) of the Credit Agreement would be suspended (the Waiver Letter);

(c)	the Facility Agent’s letter dated 25 June 2009 to the Representative Borrower pursuant to which the Majority Lenders consented to the request of the Representative Borrower to extend the standstill period referred to in paragraph (b) above until 31 July 2009 (the Extended Waiver Letter);

(d)	the waiver proposal set out in the Representative Borrower’s letter of 9 July 2009 as amended by the Facility Agent’s letter of 15 July 2009 which is currently being considered by the Lenders’ credit committees; and

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(e)	the request of the Representative Borrower to us as Facility Agent for an extension of the Waiver Period (as defined in the Waiver Letter) until (and including) 31 August 2009 (the Waiver Extension Request).

1.2	Each of the Lenders comprising the Majority Lenders have consented to the Waiver Extension Request subject to the conditions set out in this letter.

1.3	Save as otherwise defined in this letter, capitalised terms defined in the Credit Agreement have the same meaning when used in this letter.

2.	Extension of the Waiver Period

2.1	In consideration of the Borrowers, through the countersignature of the Representative Borrower upon this letter agreeing to the conditions set out in paragraph 2.2 below, the Lenders agree to extend the waivers and the Waiver Period referred to in paragraphs 2.1 (a) and 2.1 (b) of the Waiver Letter until and including 31 August 2009, or such later date as may be agreed between the Lenders and the Borrowers as a result of the consultations referred to in paragraph 2.2 (a) of the Waiver Letter. Any and all references to the Waiver Period shall, from the date of this letter, be construed accordingly.

2.2	The waiver extension contained in paragraph 2.1 above is given by the Lenders subject to continuing compliance with, and application of, the conditions set out in paragraphs 2.2 (a) to (c) (inclusive) of the Waiver Letter throughout the extended Waiver Period. Paragraph 2.4 of the Waiver Letter shall also continue to apply throughout the extended Waiver Period.

2.3	Paragraph 2.2 does not in any way limit the rights of any Finance Party or the obligations (as varied by the terms of this letter) of the Borrowers under the Finance Documents.

3.	Reservation of rights

This letter does not constitute a waiver of any right or remedy other than in relation to the specific waivers expressly given under this letter.

4.	Credit Agreement

Except as expressly waived, amended or extended by this letter, the Credit Agreement and the waivers contained in the Waiver Letter remain unamended and in full force and effect.

5.	Finance Document

This letter shall be deemed to be a Finance Document (as defined under the Credit Agreement).

6.	Governing law

6.1	This letter and any non-contractual obligations arising out of or in connection with it, is governed by English law.

6.2	The provisions of clause 37 (Enforcement) of the Credit Agreement apply to this letter as if set out in full herein, save that the parties further irrevocably submit to the jurisdiction of the Courts of England and Wales in connection with any dispute relating to any non-contractual obligations arising out of or in connection with this letter.

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Yours faithfully,

FOR

FORTIS BANK (NEDERLAND) N.V. as Facility Agent for and on behalf of the Lenders

By:	/s/ D.N. de Baan
D.N. de Baan

By:	/s/ R.K. Sahadew-Ganpat
R.K. Sahadew-Ganpat

Form of acknowledgement

We agree to the above

FOR

GLOBAL SHIP LEASE, INC. as Representative Borrower for itself and on behalf of the other Borrowers

By:	/s/ Ian J. Webber
Ian J. Webber Chief Executive Officer

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